[LETTERHEAD]
                              Rachlin Cohen & Holtz
                              Accountants Advisors

May 12, 2006

Cadence Resources Corporation
410 Copper Ridge Drive
Suite 100
Traverse City, MI 49684

Gentlemen:

This is to advise you that we are unable to complete our review procedures with respect to the condensed consolidated financial information of Cadence Resources Corporation to be included in the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2006 by the due date of May 15, 2006 because of the timing of the submission of this financial information to us for review. We fully anticipate that we will have completed the review procedures by May 19, 2006.

Very truly yours,

/s/ Rachlin Cohen & Holtz. LLP
Rachlin Cohen & Holtz. LLP